Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this annual report on Form 40-F of GFL Environmental Inc. (the “issuer”) for the fiscal year ended December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Patrick Dovigi, Chief Executive Officer of the issuer, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(i)	The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and
(ii)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the issuer.

Date: February 18, 2026

By:	/s/ Patrick Dovigi
Patrick Dovigi
Chief Executive Officer